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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                               On Assignment Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    68215910
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13G

CUSIP No.   68215910

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Warburg, Pincus Counsellors, Inc.
                  13-2673503

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                   5.       SOLE VOTING POWER            456,600

NUMBER OF          6.      SHARED VOTING POWER            60,900
SHARES
BENEFICIALLY
OWNED BY           7.     SOLE DISPOSITIVE POWER         517,500
EACH
REPORTING          8.     SHARED DISPOSITIVE POWER             0
PERSON
WITH


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                517,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (9) EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   10.20%

12.      TYPE OF REPORTING PERSON*

                       IA


                           *SEE INSTRUCTION




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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Amendment No.:  1                                          Date:  7/9/96

Fee Being Paid:   No

Item 1 (a)        Name of issuer:    On Assignment Inc.

Item 1 (b)        Address of issuer's principal executive offices:

                         21515 Vanowen St.  Suite 204
                         Canoga Park, CA  91303-2715

Item 2 (a)        Name of person filing:

                         Warburg, Pincus Counsellors, Inc.

Item 2 (b)        Address of principal business office:

                         466 Lexington Avenue
                         New York, NY  10017

Item 2 (c)        Citizenship:      United States

Item 2 (d)        Title of class of securities:      Common Stock

Item 2 (e)        Cusip No.:        68215910

Item 3            Type of Person:   Investment Advisor

Item 4 (a)        Amount beneficially owned:           517,500

Item 4 (b)        Percent of class: 10.20%

Item 4 (c)        (i)    sole power to vote:           456,600
                  (ii)   shared power to vote:          60,900
                  (iii)  sole power to dispose:        517,500
                  (iv)   shared power to dispose:            0

Item 5            Ownership of 5 percent or less of a class:  Not Applicable

Item 6 Ownership of more than 5 percent on behalf of another person: Warburg, Pincus Counsellors, Inc. serves as Investment Advisor to many accounts. The securities which are the subject of this report are owned by our accounts. None of these accounts, individually, own more than 5% of the securities which are the subject of this report.


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Item 7            Identification and classification of
                  subsidiary:           Not Applicable

Item 8            Identification and classification of members
                  of the group:         Not Applicable

Item 9            Notice of dissolution of the group:    Not Applicable

Item 10  Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                               /s/ Linda S. Iovan
                                          --------------------------------
                                                   Linda S. Iovan
                                                   Vice President